To:       Managers
From:    Dean Priddy, CFO and Vice President of Administration
Subj:     Questions About the Employee Option Exchange Program
Date:    April 26, 2005

Today, RFMD distributed the attached memo announcing that our Board of Directors has approved a stock option exchange program for RFMD employees, subject to shareowner approval of the program at our 2005 Annual Meeting scheduled for August 2, 2005.

As managers, you may receive questions from employees concerning the proposed program. Because there are strict SEC regulations on communication regarding proxy votes and tender offers, you should not provide any additional information regarding the program if asked and should refer employees to our communications on file with the SEC. Employee questions about the program should be directed to RFMD's treasury department by email to "Option Exchange Coordinator" (OEC@rfmd.com) or by phone to Extension 5750 (336-678-5750). These questions will be collected and addressed in future communications to all employees rather than through individual responses.

We plan to provide employees with more detailed information about the option exchange program over the next few months through mailings and webcasts.

We appreciate your cooperation.

Please be aware that this communication does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted.  RFMD has not yet filed or distributed its proxy statement in connection with its 2005 annual shareowners meeting.  The proxy statement will contain important information regarding an anticipated voluntary employee stock option exchange program (the "Option Exchange Program") by RFMD and should be read carefully by shareowners prior to voting on or participating in the Option Exchange Program.  RFMD has not yet commenced the Option Exchange Program and must receive shareowner approval for the Option Exchange Program at RFMD's 2005 annual meeting of shareowners before such Option Exchange Program may be completed.  RFMD's Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period. If and at the time the Option Exchange Program is commenced, RFMD will provide optionholders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program.  Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement.  Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission's web site at www.sec.gov.